UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Metron Technology N.V.
(Name of Issuer)

Common Shares, par value NLG 0.96 per share
(Title of Class of Securities)

N5665B105
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. N5665B105	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)\ Edward D. Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 939,967

	6	SHARED VOTING POWER 129,528

	7	SOLE DISPOSITIVE POWER 939,967

	8	SHARED DISPOSITIVE POWER 129,528

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,495*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%

12	TYPE OF REPORTING PERSON IN

*                                         Includes 129,528 shares held by Segal Investments L.P., an investment partnership of which Mr. Segal is the Managing Partner, and 447,197 shares issuable pursuant to options exercisable within 60 days of December 31, 2001.  Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments L.P., except to the extent of his pecuniary interest therein.

Item 1.

(a)                                  Name of Issuer

Metron Technology N.V.

(b)                                 Address of Issuer’s Principal Executive Offices

1350 Old Bayshore Highway, Suite 210

Burlingame, CA 94010

Item 2.

(a)                                  Name of Person Filing

Edward D. Segal

(b)                                 Address of Principal Business Office or, if none, Residence

1350 Old Bayshore Highway, Suite 210

Burlingame, CA 94010

(c)                                  Citizenship

United States

(d)                                 Title of Class of Securities

Common Shares, par value NLG 0.96 per share

(e)                                  CUSIP Number

N5665B105

Item 3.                                   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                   Ownership

(a)                                  Amount Beneficially Owned:

Edward D. Segal directly holds 492,770 common shares of Metron Technology N.V. (“Common Shares”) and options to purchase 447,197 Common Shares which are exercisable within 60 days of December 31, 2001. Mr. Segal is the Managing Partner of Segal Investments L.P. and as such may be deemed to beneficially own the 129,528 Common Shares directly held by Segal Investments L.P. Mr. Segal disclaims beneficial ownership of the Common Shares held by Segal Investments L.P., except to the extent of his pecuniary interest therein.

(b)                                 Percent of Class:  8.3%

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote: 939,967

(ii)                                  Shared power to vote or to direct the vote:  129,528

(iii)                               Sole power to dispose or to direct the disposition of:  939,967

(iv)                              Shared power to dispose or to direct the disposition of:  129,528

Item 5.                                   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.                                   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.                                   Identification and Classification of Members of the Group

Not applicable.

Item 9.                                   Notice of Dissolution of a Group

Not applicable.

Item 10.                            Certification

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002
/s/ EDWARD D. SEGAL
Edward D. Segal

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